Offer to Purchase for Cash

All Outstanding Shares of Common Stock
of
Creative Host Services, Inc.
at
$3.40 Net Per Share
by
Yorkmont Five, Inc.,
a wholly owned indirect subsidiary of
Compass Group USA Investments, LLP

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, MARCH 25, 2004, UNLESS THE OFFER IS EXTENDED.

February 26, 2004

To Brokers, Dealers, Banks,

Trust Companies and other Nominees

      We have been engaged by Yorkmont Five, Inc., a California corporation (“Purchaser”) and a wholly owned indirect subsidiary of Compass Group USA Investments, LLP, a Delaware limited liability partnership (“Parent”), to act as Information Agent in connection with Purchaser’s offer to purchase all outstanding shares of common stock, no par value (the “Shares”), of Creative Host Services, Inc., a California corporation (the “Company”), at a price of $3.40 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase dated February 26, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

      Enclosed herewith are copies of the following documents:

1. Offer to Purchase dated February 26, 2004;

2. Letter of Transmittal to be used by shareholders of the Company to tender Shares in the Offer (facsimile copies of the Letter of Transmittal may be used to tender the Shares);

3. The Letter to shareholders of the Company from the President and Chief Executive Officer of the Company accompanied by the Company’s Solicitation/Recommendation Statement on Schedule 14D-9;

4. A printed form of letter that may be sent to your clients for whose account you hold shares in your name or in the name of a nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;

5. Notice of Guaranteed Delivery with respect to the Shares;

6. Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9; and

7. Return envelope addressed to Computershare Trust Company of New York, as Depositary.

      The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the Expiration Date (as defined below) that number of Shares that would represent at least 90% of the Shares outstanding on the date of purchase (the “Minimum Condition”). As described in the Offer to Purchase, upon the occurrence of certain events, Purchaser may reduce the number of Shares required to be tendered to 49.9%. The Offer is also subject to the receipt of consents from counterparties to customer contracts, as well as the satisfaction of various other conditions. See Section 14 of the Offer to Purchase.

      We urge you to contact your clients promptly. Please note that the Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Thursday, March 25, 2004 (the “Expiration Date”), unless extended by Purchaser, in which event the “Expiration Date” shall mean the latest time at which the Offer, as so extended by Purchaser, will expire.

      The Board of Directors of the Company has unanimously (a) determined that the Merger Agreement (as defined below) and the transactions contemplated by the Merger Agreement, including the Offer and the Merger (as defined below), are fair to, and in the best interest of, the Company’s shareholders, (b) approved and adopted the Merger Agreement, the Option Agreement (as defined in the Offer to Purchase), the Offer and the Merger and (c) recommended that the holders of the Shares accept the Offer and tender their Shares pursuant to, and subject to the terms and conditions of, the Offer.

      The Offer is being made under the terms of an Agreement and Plan of Merger dated February 18, 2004, as amended (the “Merger Agreement”), among Parent, Purchaser and the Company, under which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company, with the Company surviving the merger as a wholly owned indirect subsidiary of Parent (the “Merger”). At the effective time of the Merger (the “Effective Time”) each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent, Purchaser or the Company or by shareholders, if any, who are entitled to and properly exercise dissenters’ rights under California law) will be converted into the right to receive the price per Share paid pursuant to the Offer in cash, without interest.

      In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation (as defined in the Offer to Purchase) with respect to such Shares, (b) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed, and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer effected pursuant to the procedure set forth in Section 2 of the Offer to Purchase, an Agent’s Message (as defined in the Offer to Purchase), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price of the Shares to be paid by Purchaser, regardless of any extension of the Offer or any delay in making such payment.

      None of Purchaser or Parent will pay any fees or commissions to any broker or dealer or other person (other than the Information Agent, as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. You will be reimbursed by Purchaser upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed Offering materials to your clients.

      Questions and requests for additional copies of the enclosed material may be directed to the Information Agent at the address and telephone numbers set forth on the back cover of the enclosed Offer to Purchase.

Very truly yours,

MACKENZIE PARTNERS, INC.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF PURCHASER, PARENT, THE DEPOSITARY OR THE INFORMATION AGENT OR AUTHORIZE YOU OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.

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